Agricore United

FOR IMMEDIATE RELEASE

AGRICORE UNITED ADVISES SHAREHOLDERS TO TAKE NO ACTION TO REVISED HOSTILE OFFER FROM SASKATCHEWAN WHEAT POOL

WINNIPEG, MANITOBA—(March 29, 2007) — Agricore United (TSX:AU) today announced that it is reviewing the announcement by Saskatchewan Wheat Pool Inc. (SaskPool) of its intention to revise the consideration under SaskPool's offer to purchase the outstanding limited voting common shares of Agricore United to $8.00 in cash and 0.95 of a SaskPool common share for each Agricore United limited voting common share.

The Special Committee of the Board of Directors of Agricore United will be meeting to consider the revised offer and will respond in due course. In the meantime, Agricore United shareholders are urged not to tender their securities pending completion of this review and recommendation from the Board.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's limited voting common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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FOR FURTHER INFORMATION PLEASE CONTACT:

Media:
Radean Carter
Communications Coordinator
(204) 944-2238
Email: rcarter@agricoreunited.com

or

Lute & Company
John Lute
(416) 929-5883
Email: jlute@luteco.com

Investors:
Lori Robidoux
Vice President, Corporate Finance & Investor Relations
(204) 944-5656
Email: lrobidoux@agricoreunited.com

or

Georgeson (Shareholder Inquiries)
1-866-598-9684
Toll-free in North America